UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

As previously reported, on June 29, 2023, the Registrant issued to Streeterville Capital, LLC, a Utah limited liability (“Streeterville”), a convertible promissory note dated June 29, 2023 in the original principal amount of $2.16 million (the “Note”) pursuant to a securities purchase agreement dated June 29, 2023 between Streeterville and the Registrant (the “Purchase Agreement,” and together with the Note and all other documents entered into in conjunction therewith, the “Transaction Documents”). Under the Note, Streeterville has the right to redeem the Note beginning forty-five days from the Purchase Price Date of the Note. On December 29, 2023, Streeterville delivered a Redemption Notice (the “December Redemption Notice”) that has not been redeemed by the Registrant.

On January 12, 2024, the Registrant and Streeterville entered into a Forbearance Agreement (the “Forbearance Agreement”) under which Streeterville agreed to withdraw the December Redemption Notice and not to seek to enforce any remedies under the Note with respect to the December Redemption Notice. In exchange for the forbearance, the Registrant agreed to pay to Streeterville a forbearance fee equal to ten percent (10%) of the outstanding balance of the Note (the “Forbearance Fee”). Following the application of the Forbearance Fee, the total remaining outstanding balance on the Note was $1,982,717.21. The parties agreed that the Note shall remain in full force and effect and, except with respect to the December Redemption Notice, the Forbearance Agreement shall not operate as a waiver of or an amendment to Streeterville’s rights or remedies under the Note or the Transaction Documents.

The foregoing descriptions of the Forbearance Agreement are summaries of certain material terms of the agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which is attached hereto as Exhibits 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Forbearance Agreement, dated January 12, 2024, by and between Streeterville Capital, LLC and Tantech Holdings Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: January 16, 2024	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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